Flatland, LLC

Reg CF Raise Video Transcript

Total Length – 02:16sec

00:10sec – "this is an electric skateboard"
00:12sec – "and this"
00:15sec – "is electric skateboarding"
00:40sec – "wow that's fast"
00:41sec – "and this"
00:48sec – "ha ha ha ha…aghhh"
00:51sec – "is why we created these"